UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 FEB 25 AM 8:01

02015373

January 15, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

January 15, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Draw Down of Capital Reserve of UFJ Holdings

We hereby announce that UFJ Holdings, Inc. has today resolved at its board of directors' meeting to propose drawing down of capital reserve at its extraordinary general meeting of stockholders to be held on February 14, 2002.

1. Purpose of Draw Down

The purpose of the draw down is to keep sufficient retained earnings to acquire its own stocks as treasury stock and to cancel those stocks in the future.

2. Amount of Draw Down

Yen 1 trillion (equivalent amount will be held as retained earnings)

3. Expected Schedule of Draw Down

(1) Resolution at the board of directors' meeting: January 15, 2002
(2) Resolution at an extraordinary general meeting of stockholders: February 14, 2002
(3) Date of effect: middle or late March (after the creditors' demurral period)

January 15, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Securities Companies within UFJ Group Signed Merger Agreement

We hereby give notice that TSUBASA Securities Co., Ltd. and UFJ Capital Markets Securities Co., Ltd. (both companies within the UFJ Group) have today signed the merger agreement, assuming the resolution of the extraordinary general meeting of shareholders of both companies to be held on March 28, 2002 and the approval of the related authorities.

UFJ Holdings, Inc. will consider to make the new company its direct subsidiary and to realign other securities business related companies of the UFJ Group, both domestic and overseas, under the new company.

Outline of New Company

(1) Trade name:	UFJ Tsubasa Securities Co., Ltd.
(2) Surviving entity:	TSUBASA Securities Co., Ltd
(3) Head office location:	Tokyo
(4) Merger date:	June 1, 2002
(5) Merger ratio:	1 share of UFJ Capital Markets Securities for 275 shares of TSUBASA Securities
(6) Capital:	Yen 25.1 billion
(7) Shareholders' equity:	Yen 232.4 billion (as of September 30, 2001)

(8) Number of shares outstanding: 603,243,089

(9) Major shareholders (scheduled):

UFJ Bank Limited (60.0%)
UFJ Trust Bank Limited (6.1%)
UFJ Partners Asset Management Co., Ltd. (3.6%)
Shinsei Bank, Limited (1.8%)

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 FEB 25 AM 8:01

January 15, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ Holdings, Inc.

January 15, 2002

UFJ Holdings, Inc. filed Extraordinary Report

UFJ Holdings, Inc. filed an Extraordinary Report, dated January 15, 2002, with the Director of Kanto Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange in connection with the dissolution of The Tokai Bank, Ltd., which was merged with The Sanwa Bank, Ltd. on the same day.